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SEC Mail Processing

FEB 24 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11000 Broken Land Parkway
(No. and Street)

Columbia (City) MD (State) 21044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna Zelinsky 410-772-2548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave. (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2019

OATH OR AFFIRMATION

I, Anna Zelinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anna H. Zelinsky
Signature

President + Chief Compliance Officer
Title

Melissa Slayton
Notary Public

MELISSA SLAYTON
Notary Public – State of Maryland
Howard County
My Commission Expires Aug 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enterprise Equities, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Enterprise Equities, Inc.'s auditor since 2003.

Bethesda, Maryland
February 10, 2020

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	92,332
Due from Enterprise Community Investment, Inc., net		59,332
Prepaid expenses and other assets		32,482
Prepaid franchise taxes		4,907
Total assets	$	189,053
Liabilities and Stockholder's Equity		
Liabilities	$	-
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Income
Year Ended December 31, 2019

Revenue	
Consulting fee income	$ 643,685
Total revenue	643,685
Operating expenses	
Payroll and benefits	477,260
Other operating expenses	98,118
Licenses and membership fees	37,482
Professional fees	28,124
Total operating expenses	640,984
Income before taxes	2,701
Franchise tax expense	2,701
Net income	$ -

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2018	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income				-
Balance, December 31, 2019	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in prepaid expenses and other assets	(6,563)
Increase in prepaid franchise taxes	(3,799)
Decrease in due from Enterprise Community Investment, Inc., net	41,290
Net cash provided by operating activities	30,928
Cash, beginning of year	61,404
Cash, end of year	$ 92,332
Supplemental disclosure of cash flow information	
Payments made for franchise taxes	$ 6,500

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies

Organization and business

Enterprise Equities, Inc. ("we", "us" or "Company") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. ("EOI"). Enterprise Community Investment, Inc. ("Enterprise") is the sole stockholder of EOI. Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission ("SEC") for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Authority ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in 29 states throughout the United States of America and the District of Columbia.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenue and expenses recognized during the reporting period. Actual results could differ from those estimates.

Consulting fee income

The Company has adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, as of January 1, 2018. The impact of adoption did not result in any cumulative effect to opening equity. Under the guidance of ASC Topic 606, an entity will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The services provided by the Company are not distinct; rather they are a bundle whose services are highly interrelated and not separately identifiable from other promises in the contract. Therefore, there is only one performance obligation in the contract which is the provision of the services outlined in the consulting agreement with Enterprise. The transaction price is allocated to the services as they are performed and is quantified on a cost-reimbursement basis. In addition to the broker-dealer services, the Company is reimbursed for third-party costs as incurred. Accordingly, consulting fee income is recognized as the services are provided and the costs are incurred, determined on a cost-reimbursement basis.

Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (ASC Topic 842), which establishes the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to recognize most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current treatment. For lessees, lease classification will determine the manner lease-related expenses are recognized. ASC Topic 842 and all subsequent amendments thereto are effective for reporting periods beginning after December 15, 2018 for public reporting entities, with early adoption permitted. Management has evaluated and concluded that the adoption of ASC Topic 842 has no impact on the financial statements.

Note 2 - Taxes

We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten tax-sharing agreement, we are included in the consolidated federal income tax return filed by EOI, and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. As we have no federal taxable income or loss, there has been no payment made or received for the year ended December 31, 2019.

The Company incurs franchise taxes imposed by individual states which are not based on income. Franchise tax expense incurred for the year ended December 31, 2019 was $2,701.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2016 and subsequent years. We also generally remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

Note 3 - Net capital requirement

We are required to comply with the Uniform Net Capital Rule of the SEC. This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2019, our net capital was $92,332, which was $87,332 in excess of the minimum requirement of $5,000.

Note 4 - Exemption from Rule 15c3-3

We are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

Note 5 - Related party transactions

We have a Services and Expense Sharing Agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2019, these costs totaled $643,685. The agreement with Enterprise will continue until terminated by either us or Enterprise with 60 days notice.

As we have no employees of our own, personnel costs are paid for by Enterprise, and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll, benefit and other operating costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. As of December 31, 2019, $59,332 is due from Enterprise.

Note 6 - Major customer

Our sole source of revenue is derived from consulting fees related to the structuring of direct participation equity interests in real estate limited partnerships for Enterprise via our Services and Expense Sharing Agreement with Enterprise as identified in Note 5.

Note 7 - Subsequent events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 10, 2020 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

COMPUTATION OF NET CAPITAL

Line		
1.	Total ownership equity from statement of financial condition	$ 189,053
5.	Total capital and allowable subordinated liabilities	189,053
6.	Deduction: Nonallowable assets	(96,721)
10.	Net capital	$ 92,332
11.	Minimum net capital required (6 2/3% of aggregated indebtedness)	$ -
12.	Minimum net capital requirement of reporting broker-dealer	$ 5,000
13.	Net capital requirement	$ 5,000
14.	Excess net capital	$ 87,332

COMPUTATION OF AGGREGATE INDEBTEDNESS

19.	Total aggregate indebtedness from statement of financial condition	$ -
20.	Percentage of aggregate indebtedness to net capital	0%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

See Report of Independent Registered Public Accounting Firm.

Enterprise®

February 11, 2020

Securities and Exchange Commission

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Re: Enterprise Equities, Inc., CRD #27394

Dear Sir/Madam:

Enclosed please find financial statements filed in accordance with the provisions of Rule 17a-5 of the Securities Exchange Act of 1934, as amended, effective January 1, 1976, including the statement of financial condition of Enterprise Equities, Inc. as of December 31, 2019, and the related statements of earnings and stockholder's equity for the year then ended.

In accordance with Rule 17a-5, a copy of the financial statements set forth above has been provided to the Securities and Exchange Commission Regional Office in Washington, D.C.

Very truly yours,

DocuSigned by:
Anna Zelinsky
C91EFE876734470...

Anna Zelinsky

President

Enterprise Equities, Inc.